UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
ALCHEMA INC.

Legal status of issuer

   Form
   Corporation

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   November 25, 2015

Physical address of issuer
479 Jessie St., San Francisco, CA 94103

Website of issuer
www.alchema.com

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$284,124	$0.00
Cash & Cash Equivalents	$121,124	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$356,810	$0.00
Long-term Debt	$366,876	$0.00
Revenues/Sales	$100	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$1,225	$0.00
Net Income	-$599,103	$0.00


April 30, 2018

FORM C-AR

ALCHEMA INC.





SAFE (Simple Agreement for Future Equity)


This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Alchema Inc., a Delaware Corporation (the "Company," as well as references to "we, " "us, " or "our") for the sole purpose of providing certain information about the company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.crowfall.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, including any payment in full of debt securities or any complete redemption of redeemable securities, or 5) the liquidation or dissolution of the Company in accordance with state law.

The date of this Form C-AR is April 30, 2018.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of

operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Please read this Form C-AR and the Exhibits hereto in their entirety.

ALCHEMA INC. (the "Company") is a Delaware Corporation, formed on November 25, 2015.

The Company is located at 479 Jessie St., San Francisco, CA 94103.

The Company's website is www.alchema.com.

The information available on or through our website is not a part of this Form C-AR.   In making an investment decision with respect to our securities, you should only consider the information contained in this Form C-AR.

The Business
Alchema is a smart device and mobile App platform that provides customers with a hassle-free solution for making creative hard ciders, meads, wines, and other alcoholic brews. We utilize quality locally-sourced materials to produce our products from multiple vendors around the world. Our products target people who love to DIY(do-it-yourself), home chef enthusiasts, and those who enjoy urban chic lifestyle goods.

The Business Plan
Alchema is aiming to become an industry leader in providing innovation solutions to homebrewers and micro brewers. Effectively leveraging the strengths of its own highly experienced engineering talent, Alchema believes that it is capable of offering the highest quality products to its customers by helping them create their personal flavors of cider drinks through effortless homebrewing tools and advanced technologies.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Chingyen Chang who is the Chief Executive Officer, President and Treasurer of the Company. The Company has or intends to enter into employment agreements with Chingyen Chang although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Chingyen Chang or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual

property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in

jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Chingyen Chang in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to him in the event of his death or disability. Therefore, if Chingyen Chang were to die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The proceeds from the Offering are necessary to the Company's operations.

Without the proceeds of the Offering, the Company will not be able to sustain its operations. The Company does not have adequate alternative sources of capital and therefore, is entirely dependent on this Offering. If the Company has misjudged the amount of capital it needs or needs additional capital in the future, it may not be able to obtain such capital and would not be able to continue operations. This provides the Company with very little financial flexibility to adapt to the market and industry in which it operates. This lack of capital and flexibility could harm the Company and cause a Purchaser to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the US and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Chingyen Chang who is the Chief Executive Officer, President and Treasurer of the Company. The Company has or intends to enter into employment agreements with Chingyen Chang although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Chingyen Chang or any member of the board of directors or executive officer could harm the Company's business and results of operations.

Our business operations are susceptible to, and could be significantly affected by, adverse weather conditions and natural disasters that could cause significant damage to our properties.

Although we intend to obtain insurance for our properties, our insurance may not be adequate to cover business interruption or losses resulting from adverse weather or natural disasters. In addition, our insurance policies may include substantial self-insurance portions and significant deductibles and co-payments for such events, and recent hurricanes in the United States have affected the availability and price of such insurance. As a result, we may incur significant costs

in the event of adverse weather conditions and natural disasters. If we experience a loss that is uninsured or which exceeds our policy limits, we could incur significant costs and lose the capital invested in the damaged properties, as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. In addition, certain of our properties may not be able to be rebuilt to their existing height or size at their existing location under current land-use laws and policies. In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications and otherwise may have to upgrade such property to meet current code requirements.

General economic conditions could have an adverse effect on our business and results of operations.
Our business is sensitive to general economic conditions, both nationally and locally, as well as international economic conditions. General poor economic conditions and the resulting effect of non-existent or slow rates of growth in the markets in which we operate could have an adverse effect on the demand for our real estate business. These poor economic conditions include higher unemployment, inflation, deflation, increased commodity costs, decreases in consumer demand, changes in buying patterns, a weakened dollar, higher transportation and fuel costs, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect business conditions.

We do not carry property insurance.
We will bear the burden of any losses or damage to the property, which may adversely affect our business and results of operations.

BUSINESS

Description of the Business
Alchema is a smart device and mobile App platform that provides customers with a hassle-free solution for making creative hard ciders, meads, wines, and other alcoholic brews. We utilize quality locally-sourced materials to produce our products from multiple vendors around the world. Our products target people who love to DIY(do-it-yourself), home chef enthusiasts, and those who enjoy urban chic lifestyle goods.

Business Plan
After a successful Kickstarter campaign, the next phase of Alchema's growth will focus on business-to-consumer online channels. The Alchema device is currently available for pre-order via the company's website for customers in the U.S., Canada, and Taiwan. Pre-orders are also available via Indiegogo's InDemand platform and BackerKit, a website that allows customers to pre-order post-crowdfunded projects. If demand increases sufficiently enough to drive down the manufacturing costs through scale, the company plans to sell its device to brick-and-mortar specialty stores By early 2018, Alchema plans to produce all-in-one ingredient packets as well as other brewing accessories, such as kegs. Alchema will also be able to collect a variety of data points on users' drinking preferences via its mobile App platform. Using that data to identify the most popular flavors and mixes, Alchema plans to release its own line of hard ciders in 2019. As the platform continues to grow its user base, it will be able to function as a main station for people to share ideas, post tasting parties, and buy equipment and supplies. If the platform

reaches that point, Alchema could generate revenue via target advertising and commissions from sales through its app.

History of the Business
The Company was founded by Chingyen Chang, Yingchieh Huang, Yihong Yang, Hanning Tung, Chunjie Chiu in 2015.

The Company's Products and/or Services

Product / Service	Description	Current Market
Cider making device	Alchema is a smart home cider making system that empowers anyone to turn fruit into personalized hard cider right from your kitchen countertop.	21 million Americans drink cider, representing a $500 million cider market. There are some cider kits in the market, but they are too hard to use. Millons of Americans attempt home brewing but many are turned off by the lengthy trial and error process.

The Alchema device is currently available for pre-order, and the company expects to begin shipping in fall 2017.

The Alchema device is available via our online website for pre-order. Additionally, the Company has received interest from several retailers.

Competition
The Company's primary competitors are Traditional homecider kits, and smart brew systems such as Picobrew, Brewbot, MiniBrew, and iGulu.

Alchema's direct competitors are traditional homebrewing starter kits. These kits come with all the equipment needed to brew hard cider and other alcoholic beverages, yet lack the smart technology that makes the process more streamlined and user friendly. There are several "smart" homebrewing products on the market. However, unlike Alchema, some lack an integrated mobile app platform, and most primarily focus on brewing beer, not hard cider.

Brewbot: Brewbot uses sensor technology to track and automate the brewing process. Brewbot includes ingredients for the first brew, a full brewing and cleaning kit, digital scales, and a manual. The Brewbot iOS app monitors the entire process, allowing users to understand what is happening and why. Users can also find recipes designed by Brewbot's master brewer or special, featured recipes from renowned breweries from around the world. The company behind the BrewBot, Cargo, launched a Kickstarter campaign in the UK on September 2013. Through that campaign, 381 backers pledged £114,368.[1] In 2014, the company relocated to Austin, Texas, to participate in the Techstars accelerator program, after which it raised over $1.5 million in a seed

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[1] https://www.kickstarter.com/projects/cargo/brewbot-the-smart-brewing-appliance/updates

round from investors.[2] The Brewbot is still on pre-order through the company's website. As of January 2017, the company was seeking additional seed funding for production of the devices.[3]

iGulu: iGulu, originally Artbrew, is a smart homebrewing device that produces high-quality craft beer. Users load their list of ingredients in the iGulu's MiniKeg with the specified amount of water. To begin brewing, users press start on the machine or via the mobile App. The iGulu will automatically boil the malts, mix in the hops, add in the yeast, and ferment for one to three weeks. Users can choose from iGulu's library of over 50 recipes. Users can also make their own recipe and will be able to charge a fee to other people that use it.[4] The iGulu is available for pre-order for $999.99.[5] iGulu launched a Kickstarter campaign in March 2016, through which 1,221 backers pledged $701,416.[6] Additionally, the company is on Indiegogo's InDemand platform. In total, iGulu has raised over $1 million between the two platforms.[7]

MiniBrew: MiniBrew is a compact all-in-one craft beer brewing machine. It uses ready-to-brew ingredient packs created by a master brewer and renowned craft breweries from around the world. The mobile app (available for iOS 8 or higher devices) monitors the entire brewing process from mashing stage to fermentation, notifies users when their attention is required, and provides a range of recipes. MiniBrew is currently in manufacturing stage and the first machines are expected to be available mid Spring 2017.[8] The device is available for pre-order via Indiegogo for $899. Through Indiegogo, Minibrew has raised $287,581 from 308 backers.[9] The normal retail price is expected to be $1,199, excluding taxes and shipping.[10]

Picobrew Pico: PicoBrew's newest product, Pico, makes brewing beer at home easy for anyone—even someone who has never brewed before. With Pico, users can recreate craft beer from breweries around the world using quality ingredients that are contained in the pre-packaged, all-in-one PicoPaks. Pico's brew cycle takes a little over two hours to complete, depending on the specific PicoPak recipe. After the brew cycle is finished the beer will need to ferment for an average of five days. Users can create their own recipes by customizing PicoPaks, allowing them to select which hops, grains, and yeast they like and the amounts of each for the recipe.[11] The Pico costs $799 through the company's marketplace[12], while the PicoPaks range between $19 and $30.[13] The device is also available at Williams Sonoma, Sur La Table, and Bloomingdales.

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[2] http://brewbot.pr.co/86744-brewbot-raises-1-5m-to-democratize-the-world-of-brewing
[3] http://brewbotanswers.blogspot.com/
[4] http://www.igulu.com/faqs/
[5] http://www.igulu.com/igulu/
[6] https://www.kickstarter.com/projects/851236517/artbrew-worlds-best-craft-beer-home-brewery/description
[7] https://www.indiegogo.com/projects/igulu-smart-automated-craft-beer-home-brewery--4#/
[8] https://www.minibrew.io/product/
[9] https://www.indiegogo.com/projects/minibrew-brew-fresh-craft-beer-anytime-anywhere-food#/
[10] https://www.minibrew.io/product/
[11] https://www.picobrew.com/Store/products/pico.cshtml
[12] https://www.picobrew.com/store/cart.cshtml
[13] https://www.picobrew.com/BrewMarketplace/Index.cshtml

Supply Chain and Customer Base

Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness.

From our successful Kickstarter campaign, we learned from our backers that they love cider and are looking for a way to make cider at home effortlessly. Most of them like to cook at home and don't have any homebrewing experience. Alchema caught their eyes with the simplicity of its method. They are looking forward to creating their own flavor of cider and with Alchema's support of yeast packets and numerous recipes on the Alchema mobile App platform.

Intellectual Property and Research and Development
Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
I561628	Fermentation monitoring device and method for monitoring a fermentation process	To provide a fermentation monitoring device that is configured to automatically monitor a fermentation process occurring in a bottle.	February 4, 2015	December 11, 2016	Taiwan
ZL 2016 2 0109780.8	Fermentation monitoring device and method for monitoring a fermentation process	To provide a fermentation monitoring device that is configured to automatically monitor a fermentation process occurring in a bottle.	February 3, 2016	August 17, 2016	China
NPE-24281-AM	Fermentation monitoring device and method for monitoring a fermentation	To provide a fermentation monitoring device that is configured to automatically	December 2, 2015	Pending	US

	process	monitor a fermentation process occurring in a bottle.			

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
4963987	class 7,11 and 21	ALCHEMA	September 22, 2015	May 24, 2016	US

Research and development expenditures enable us to develop technologies and obtain patents across all categories in order to meet the needs and improve the lives of our consumers. Total R&D expense was $200,000 in 2016, and was $510,000 in 2017.

Real Property

Governmental/Regulatory Approval and Compliance

Changes in laws, regulations and related interpretations, including changes in accounting standards, taxation requirements and increased enforcement actions and penalties may alter the environment in which we do business. The increasingly complex and rapidly changing legal and regulatory environment creates additional challenges for our ethics and compliance programs. Our ability to continue to meet these challenges could have an impact on our legal, reputational and business risk.

Litigation
None

Other
The Company's principal address is 479 Jessie St., San Francisco, CA 94103

The Company conducts business in California and Taiwan.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Chingyen Chang

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, President and Treasurer, 11/25/2015 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer, President and Treasurer at Alchema, 11/25/2015 to Present

Education
National Chiao Tung University, Ph.D candidate in electrical engineering.

Name
Yingchieh Huang

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Operating Officer, Nov/25/2015 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Operating Officer at Alchema, Nov/25/2015 to Present

Education
National Chiao Tung University, Bechelor in Nano Technology

Name
Chunjie Chiu

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Software Director, 11/25/2015 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Software Director at Alchema, 11/25/2015 to Present

Education
National Chiao Tung University, Ph.D candidate in electrical engineering.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Chingyen Chang

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, President and Treasurer, 11/25/2015 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer, President and Treasurer at Alchema, 11/25/2015 to Present

Education
National Chiao Tung University, Ph.D candidate in electrical engineering.

Name
Yingchieh Huang

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Operating Officer, 11/25/2015 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Operating Officer at Alchema, 11/25/2015 to Present

Education
National Chiao Tung University, Bachelor in Nano Technology

Name
Yihong Yang

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Technology Officer, 11/25/2015 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Technology Officer at Alchema 11/25/2015 to Present

Education
National Chiao Tung University, Ph.D candidate in electrical engineering.

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Directors
Incurrence of indebtedness	Board of Directors
Sale of property, interests or assets of the Company	Board of Directors
Determination of the budget	Board of Directors
Determination of business strategy	Chief Executive Officer
Dissolution of liquidation of the Company	Board of Directors

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgements, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 10 employees in Taiwan and California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	4,538,377
Voting Rights	Each stockholder shall have one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote

	for each fractional share so held, unless otherwise provided by law or in the Certificate of Incorporation. Each stockholder of record entitled to vote at a meeting of stockholders may vote in person or may authorize any other person or persons to vote or act for him by written proxy executed by the stockholder or his authorized agent or by a transmission permitted by law and delivered to the Secretary of the corporation. No stockholder may authorize more than one proxy for his shares. Any copy, facsimile transmission or other reliable reproduction of the writing or transmission created pursuant to this section may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile transmission or other reproduction shall be a complete reproduction of the entire original writing or transmission.
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Notes/Bonds being offered	N/A

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Liu Shih Wei
Amount outstanding	$20,000.00
Interest rate and payment schedule	2% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	April 12, 2017
Other material terms	(a) Conversion on a Next Equity Financing: Upon the closing of the Next Equity Financing, the Conversion Amount shall automatically be converted in whole into the type of Equity Securities issued in the Next Equity Financing upon the closing of the Next Equity Financing. The number of shares of

	such Equity Securities to be issued upon such conversion shall be equal to the quotient obtained by dividing the Conversion Amount by 85% of the price per share of the Equity Securities sold to the investors in the Next Equity Financing; provided, however, that the conversion price per share shall not exceed the quotient obtained by dividing fifteen million ($15,000,000) by the total number of shares of Common Stock then outstanding on a fully-diluted basis, assuming exercise in full of all outstanding options and warrants of the Company, but excluding the conversion of any convertible debt (the "Conversion Cap Price"). The conversion of this Note into Equity Securities shall be on the terms and shall occur on the closing date of such Next Equity Financing, and Lender shall execute and deliver to the Company all reasonable and customary transaction documents pertaining to Lender's receipt of such Equity Securities, including, without limitation, the stock purchase agreement, investors' rights agreement, voting agreement and right of first refusal and co-sale agreement as applicable; provided, however, that such transaction documents shall be the same documents to be entered into with all other purchasers of securities in connection with the Next Equity Financing and that certain stockholder rights in connection with such Next Equity Financing may be contingent upon minimum stock ownership. Lender further acknowledges that the transaction documents will contain customary representations and warranties and transfer restrictions, including a 180-day lock-up agreement in connection with an initial public offering. (b) Other Conversion Events. If, prior to the Maturity Date, repayment or conversion pursuant to Section (a) above shall not have occurred and the Company consummates a Corporate Transaction or Initial Public Offering, the Company shall, at the election of Lender, either (i) pay Lender an amount equal to the Conversion Amount as of the date of such Corporate Transaction or Initial Public Offering, as applicable or (ii) issue to Lender a number of shares of Common Stock

	obtained by dividing the Conversion Amount by the Conversion Cap Price as of the date of such Corporate Transaction or Initial Public Offering, as applicable, in each case in full discharge of all indebtedness and other obligations under this Note. Lender shall execute any reasonable and customary documentation requested by the Company pertaining to Lender's receipt of any Common Stock hereunder.

Type of debt	Convertible Notes
Name of creditor	Mei Hua
Amount outstanding	$20,000.00
Interest rate and payment schedule	2% per annum
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	April 12, 2017
Other material terms	(a) Conversion on a Next Equity Financing: Upon the closing of the Next Equity Financing, the Conversion Amount shall automatically be converted in whole into the type of Equity Securities issued in the Next Equity Financing upon the closing of the Next Equity Financing. The number of shares of such Equity Securities to be issued upon such conversion shall be equal to the quotient obtained by dividing the Conversion Amount by 85% of the price per share of the Equity Securities sold to the investors in the Next Equity Financing; provided, however, that the conversion price per share shall not exceed the quotient obtained by dividing fifteen million ($15,000,000) by the total number of shares of Common Stock then outstanding on a fully-diluted basis, assuming exercise in full of all outstanding options and warrants of the Company, but excluding the conversion of any convertible debt (the "Conversion Cap Price"). The conversion of this Note into Equity Securities shall be on the terms and shall occur on the closing date of such Next

	Equity Financing, and Lender shall execute and deliver to the Company all reasonable and customary transaction documents pertaining to Lender's receipt of such Equity Securities, including, without limitation, the stock purchase agreement, investors' rights agreement, voting agreement and right of first refusal and co-sale agreement as applicable; provided, however, that such transaction documents shall be the same documents to be entered into with all other purchasers of securities in connection with the Next Equity Financing and that certain stockholder rights in connection with such Next Equity Financing may be contingent upon minimum stock ownership. Lender further acknowledges that the transaction documents will contain customary representations and warranties and transfer restrictions, including a 180-day lock-up agreement in connection with an initial public offering. (b) Other Conversion Events. If, prior to the Maturity Date, repayment or conversion pursuant to Section (a) above shall not have occurred and the Company consummates a Corporate Transaction or Initial Public Offering, the Company shall, at the election of Lender, either (i) pay Lender an amount equal to the Conversion Amount as of the date of such Corporate Transaction or Initial Public Offering, as applicable or (ii) issue to Lender a number of shares of Common Stock obtained by dividing the Conversion Amount by the Conversion Cap Price as of the date of such Corporate Transaction or Initial Public Offering, as applicable, in each case in full discharge of all indebtedness and other obligations under this Note. Lender shall execute any reasonable and customary documentation requested by the Company pertaining to Lender's receipt of any Common Stock hereunder.

Type of debt	Convertible Notes
Name of creditor	500 Rookies Co., Ltd.
Amount outstanding	$5,000.00

Interest rate and payment schedule	N/A
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	April 6, 2018
Other material terms	Prior to the Maturity Date, in the event of an Equity Financing from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Stock in connection with such a sale), the Note will automatically convert into a number of Preferred Shares at a price per share equal to a 20% discount to the price per share paid for the Preferred Stock in the Equity Financing. In the event of a Corporate Transaction prior to conversion, the Investor shall be paid 2X the original Purchase Price.

Type of debt	Accelerator Contract for Equity ("ACE")
Name of creditor	SOSV III LP
Amount outstanding	$50,000.00
Interest rate and payment schedule	N/A
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	If there is an Equity Financing (with proceeds of not less than $300,000) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap of $2,500,000; or (2) a number of shares of ACE Preferred Stock equal to the Purchase Amount divided by the ACE Price (price per share equal to the Valuation Cap divided by the Company

	Capitalization), if the pre-money valuation is greater than the Valuation Cap of $2,500,000. Prior to an Equity Financing, Liquidity Event, Dissolution, or Termination, the Investor may convert all or any part of the Purchase Amount to Common Stock representing two percent (2%) of the capital stock (calculated on a fully diluted basis including all options, stock options, warrants, convertible securities and other rights to acquire capital stock) of the Company

Since the filing of the Form C dated February 27, 2017, the Company has gone on to raise $141,000 in through two convertible note offerings.

- 2 investors, each investing $20,000, in a convertible note with a $4 million valuation cap, a 20% discount, and a 2% annual interest rate.
- 6 investors, investing in varying amounts with an aggregate total of $101,000, in a convertible with a $5 million valuation cap, 20% discount, and 2% annual interest rate.

Ownership
A majority of the Company is owned by a few people. Those people are Chingyen Chang, Yingchieh Huang, Yihong Yang, Hanning Tung, and Chungjie Chiu.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

To the best of its knowledge, the Company has not conducted transactions with related persons.

Conflicts of Interest

To the best of its knowledge, the Company has not engaged transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its security holders.

OTHER INFORMATION

The granted patents listed in this Form C-AR were filed in Taiwan and China. The patents are owned by Chingyen Chang, CEO and Founder of Alchema and Enheart Inc., a Chinese company which is 90% owned by Chingyen Chang. Instead of diverting funds now to transfer ownership (to pay for the filing and paperwork), Chingyen Chang plans to transfer the patents to Alchema Inc. by 2018. Additionally, Enheart Inc. will become a wholly-owned subsidiary of Alchema Inc. by 2018.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Chingyen Chang
(Signature)

Chingyen Chang
(Issuer)

CEO, President and Treasurer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Chingyen Chang
(Signature)

Chingyen Chang
(Name)

CEO, President and Treasurer
(Title)

April 30, 2018
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements



ALCHEMA

BALANCE SHEET As
of December 31, 2017
(unaudited)

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10010 BOA - AR Checking (5943)	98,408.00
10020 Business Savings (1751)	100.00
10030 Checking - AP Account (5930)	5,072.71
10040 PayPal Bank	17,543.62
Total Bank Accounts	**$121,124.33**
Other Current Assets	
10200 Prepaid Expense - ENHEART INC. Taiwan	160,000.00
Total Other Current Assets	**$160,000.00**
Total Current Assets	**$281,124.33**
Other Assets	
19100 Shareholder Loan	3,000.00
Total Other Assets	**$3,000.00**
TOTAL ASSETS	**$284,124.33**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
20100 Customer Advanced	356,809.80
Total Other Current Liabilities	**$356,809.80**
Total Current Liabilities	**$356,809.80**
Long-Term Liabilities	
20500 Convertible Notes	366,760.67
20600 20510 Accrued Interest - Convertible Notes	115.14
Total Long-Term Liabilities	**$366,875.81**
Total Liabilities	**$723,685.61**
Equity	
30100 Common Stock	328,875.00
30200 Addtional Paid in Capital	1,722.64
30300 Opening Balance Equity	0.00
39000 Retained Earnings	-171,055.82
Net Income	-599,103.10
Total Equity	**$ -439,561.28**
TOTAL LIABILITIES AND EQUITY	**$284,124.33**

ALCHEMA

PROFIT AND LOSS

January - December 2017

(unaudited)

	TOTAL
Income	
40040 Sales	100.00
Total Income	**$100.00**
GROSS PROFIT	**$100.00**
Expenses	
60020 Advertising	4,739.83
60050 Bank Charges	337.00
60051 PayPal Fees	1,000.48
60060 Commissions & fees	1,367.77
60090 Dues & Subscriptions	828.47
60100 Email Services Fee	747.28
60110 Freight & Delivery	116.84
60170 Legal & Professional Fees	9,499.00
60180 Marketing Expense	3,631.00
60190 Meals and Entertainment	5,147.00
60204 Supplies	174.37
60206 Travel	11,511.24
60211 Office Expenses	1,901.54
60400 Subcontractors	29,340.55
65000 Taxes & Licenses	1,225.00
66000 Accounting Software Expense	160.00
66100 Professional Fees - Accountants	1,750.00
66101 Public Relations	5,699.00
66102 Research and Development - Taiwan	510,000.00
66103 Telephone	695.80
66104 Trade Show	5,585.50
66111 Cloud storage	200.00
66171 Professional Fees- Designer	3,545.43
Total Expenses	**$599,203.10**
NET OPERATING INCOME	**$ -599,103.10**
NET INCOME	**$ -599,103.10**